

December 12, 2025

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following series of Baron ETF Trust, under the Exchange Act of 1934:

- Shares of beneficial interest, par value per share of $0.001, of: Baron First Principles ETF

- Shares of beneficial interest, par value per share of $0.001, of: Baron Global Durable Advantage ETF

- Shares of beneficial interest, par value per share of $0.001, of: Baron SMID Cap ETF

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com